UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)

Biospecifics Technologies Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

09093 116

(CUSIP Number)

Mr. Timothy P. Lynch

Stonepine Capital Management, LLC

475 Gate Five Road, Suite 320

Sausalito, CA 94965

541-647-5664

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 25, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 09093 116	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Stonepine Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 405,000 Shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 405,000 Shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.39% 1/
14	TYPE OF REPORTING PERSON (See Instructions) PN

1/	The calculation of the percentage of beneficial ownership is based upon the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2013, in which the Issuer disclosed that the number of shares of its Common Stock outstanding as of November 7, 2013, was 6,337,968.

Page 2 of 9 Pages

SCHEDULE 13D

CUSIP No. 09093 116	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Stonepine Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 405,000 Shares of Common Stock 2/
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 405,000 Shares of Common Stock 2/
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000 Shares of Common Stock 2/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.39%
14	TYPE OF REPORTING PERSON (See Instructions) HC

2/	Represents 405,000 shares of the Issuer’s Common Stock held by Stonepine Capital, L.P. Stonepine Capital Management, LLC is the general partner of Stonepine Capital, L.P.

Page 3 of 9 Pages

SCHEDULE 13D

CUSIP No. 09093 116	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Jon M. Plexico
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 405,000 Shares of Common Stock 3/
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 405,000 Shares of Common Stock 3/
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000 Shares of Common Stock 3/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.39%
14	TYPE OF REPORTING PERSON (See Instructions) IN

3/	Represents 405,000 shares of the Issuer’s Common Stock held by Stonepine Capital, L.P. Mr. Plexico is a managing member of Stonepine Capital Management, LLC, the general partner of Stonepine Capital, L.P.

Page 4 of 9 Pages

SCHEDULE 13D

CUSIP No. 09093 116	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Timothy P. Lynch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 405,000 Shares of Common Stock 4/
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 405,000 Shares of Common Stock 4/
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 405,000 Shares of Common Stock 4/
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.39%
14	TYPE OF REPORTING PERSON (See Instructions) IN

4/	Represents 405,000 shares of the Issuer’s Common Stock held by Stonepine Capital, L.P. Mr. Lynch is a managing member of Stonepine Capital Management, LLC, the general partner of Stonepine Capital, L.P.

Page 5 of 9 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Biospecifics Technologies Corp., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 35 Wilbur Street, Lynbrook, NY 11563.

Item 2. Identity and Background.

This Schedule 13D is being filed by and on behalf of Stonepine Capital, L.P., a California limited partnership, Stonepine Capital Management, LLC, a California limited liability company, Jon M. Plexico and Timothy P. Lynch (collectively, the “Reporting Persons”). Messrs. Plexico and Lynch are citizens of the United States of America.

Stonepine Capital, L.P. is a life science-focused investment management company. Stonepine Capital Management, LLC is the investment advisor to Stonepine Capital, L.P. and is the general partner of Stonepine Capital, L.P. Messrs. Plexico and Lynch are the managing members of Stonepine Capital Management, LLC.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended.

The principal business office of the Reporting Persons is:

c/o Stonepine Capital Management, LLC

475 Gate Five Road, Suite 320

Sausalito, CA 94965

During the past five years, none of the Reporting Persons (i) has been convicted in any criminal proceeding or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Persons are the beneficial owner of, in the aggregate, 405,000 shares of Common stock. The aggregate purchase price of the shares of Common stock purchased by the Reporting Persons collectively was approximately $7 million (including commissions). The source of the funding for these shares was the general working capital of Stonepine Capital, L.P.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock with the belief that, when purchased, the shares were undervalued and represented an attractive investment opportunity. The Reporting Persons believe that their expertise and experience may be beneficial to the Issuer and intend to explore with the Issuer representation on the Issuer’s Board of Directors. Representatives of the Reporting Persons recently met with representatives of the Issuer, identified themselves as one of the Issuer’s largest stockholders, advised the Issuer’s representatives of the Reporting Persons’ interest in being considered for membership on the Board of Directors, discussed with the Issuer’s representatives the Reporting Persons’ views with regard to the Issuer and requested a further dialogue with the Issuer.

Page 6 of 9 Pages

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board of Directors, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings.

In addition to seeking to commence a dialogue with the Issuer, the Reporting Persons also may engage in communications with other stockholders of the Issuer, other investment funds, investors or parties that could have an interest in the Issuer or its assets (and representatives of the Reporting Persons have recently engaged in general discussions regarding the Issuer with representatives of one investment fund), knowledgeable industry or market observers, members of the Board of Directors or management of the Issuer, financing professionals or other representatives of the Issuer, or other persons, regarding the Issuer, including, without limitation, its operations, strategy, management, capital structure and strategic alternatives that may be available to the Issuer. Such discussions may concern ideas or proposals that, if effected, may result in one or more of the events described in Item 4 of Schedule 13D, including, but not limited to, the acquisition by the Reporting Persons or other persons of shares of Common Stock, the disposition by the Reporting Persons of shares of Common Stock, changing operating or market strategies of the Issuer, and extraordinary corporate transactions involving the Issuer or subsidiaries of the Issuer.

Item 5. Interest in Securities of the Issuer.

(a) As of the date hereof, the Reporting Persons beneficially own, in the aggregate, 405,000 shares of Common Stock, representing approximately 6.39% of the Issuer’s outstanding shares (based upon 6,337,968 shares of Common Stock outstanding as of November 7, 2013, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2013).

(b) Stonepine Capital, L.P. has sole voting power and sole dispositive power with regard to the 405,000 shares of Common Stock. Stonepine Capital Management, LLC, as investment advisor to Stonepine Capital, L.P., may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 405,000 shares held by Stonepine Capital, L.P. Messrs. Plexico and Lynch are the managing members of Stonepine Capital Management, LLC and may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 405,000 shares held by Stonepine Capital, L.P.

(c) The following table sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were purchases of shares effected in the open market on Nasdaq.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share ($) (Net of Commission)
Stonepine Capital, L.P.	January 6, 2014	12,000	$21.70
Stonepine Capital, L.P.	January 7, 2014	20,000	$21.76
Stonepine Capital, L.P.	February 6, 2014	5,000	$20.56

Page 7 of 9 Pages

(d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except for the Joint Filing Agreement dated March 6, 2014, that has been entered into by the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated March 6, 2014.

Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 7, 2014

STONEPINE CAPITAL, L.P.

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Managing Member of General Partner

STONEPINE CAPITAL MANAGEMENT, LLC

By:	/s/ Jon M. Plexico
Name:	Jon M. Plexico
Title:	Managing Member

/s/ Jon M. Plexico
Jon M. Plexico

/s/ Timothy P. Lynch
Timothy P. Lynch

Page 9 of 9 Pages